Exhibit 99.1

GW Pharmaceuticals plc Reports First Quarter 2014 Financial Results
and Operational Progress

-Recent Successful $101 Million Financing Accelerates Epidiolex® Development
in Childhood Epilepsy-

-Conference Call Today at 8:00 a.m. ET, 1:00 p.m. GMT-

London, UK, 5 February 2014: GW Pharmaceuticals plc (NASDAQ: GWPH, AIM: GWP, “GW,” “the Company” or “the Group”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, announces financial results for the first quarter ended 31 December 2013.

RECENT OPERATIONAL HIGHLIGHTS

•                 Follow-on offering of American Depositary Shares (“ADSs”) on the NASDAQ Global Market closed in January 2014 raising total gross proceeds of $101.1 million (net proceeds after expenses of $94.0 million/£57.1 million), to be used primarily to fund the Epidiolex® development program for childhood epilepsy

•                 Advancement of epilepsy program:

•                 Orphan Drug Designation granted by the U.S. FDA for Epidiolex to treat Dravet syndrome

•                 Seven Expanded Access Investigational New Drug Applications (INDs) granted by the FDA to U.S. physicians to treat with Epidiolex approximately 125 children suffering from intractable epilepsy syndromes. Additional INDs recently submitted by U.S. physicians to the FDA

•                 Patients now commencing treatment with Epidiolex in two expanded access INDs in New York City and San Francisco  — initial treatment data expected mid-2014

•                 Orphan Drug Designation submission to the FDA for Epidiolex to treat Lennox-Gastaut syndrome

•                 Additional epilepsy pipeline candidate GWP42006 (Cannabidivarin or CBDV), Phase 1 trial dosing completed with data expected in H1 2014

•                 Publication confirming mRNA gene expression suppressed with CBDV treatment and evidence of CBDV anticonvulsant effects

•                 Sativex® program developments and upcoming expected milestones:

•                 Phase 3 cancer pain trials in recruitment — top-line data due towards the end of 2014. Data intended to lead to a New Drug Application (NDA) filing with the FDA in the U.S.

•                 Phase 3 IND opened with the FDA for Sativex as a treatment for Multiple Sclerosis (MS) spasticity; request for Special Protocol Assessment (SPA) submitted to the FDA

•                 Recent regulatory approvals in France and Switzerland as a treatment for MS spasticity; Sativex now approved for use in 25 countries

•                 Agreement with Ipsen to promote and distribute Sativex in Latin America

•                 Significant additional on-going clinical trial activity for cannabinoid pipeline product candidates

•                 Phase 2a trial data of GWP42003 for the treatment of ulcerative colitis ongoing - data expected in mid-2014

•                 Phase 2b dose ranging trial of GWP42004 in type-2 diabetes expected to commence in H1 2014

•                 Phase 2a trial of GWP42003 for the treatment of schizophrenia expected to commence in H1 2014

•                 Phase 1b/2a clinical trial underway of GWP42002:GWP42003 for the treatment of Recurrent Glioblastoma Multiforme (GBM), with safety cohort data expected in 2014. Patent Notice of Allowance issued for the use of cannabinoids in treating GBM

FINANCIAL HIGHLIGHTS

•                 Total revenue for the three months ended 31 December 2013 of £7.5 million ($12.4 million) compared to £5.2 million for the three months ended 31 December 2012.

•                 Net loss after tax for the three months ended 31 December 2013 of £2.8 million ($4.7 million) compared to a profit after tax of £2.1 million for the three months ended 31 December 2012.

•                 Cash and cash equivalents as at 31 December 2013 of £35.3 million ($58.4 million) compared to £38.1 million as at 30 September 2013. Since the period end, this cash position has been further enhanced by receipt of the net proceeds after expenses from the follow-on offering of ADSs on the NASDAQ Global Market $94.0 million (£57.1 million) in January 2014.

“Our successful U.S. follow-on offering in early January raised $101 million and reflects excitement regarding GW’s childhood epilepsy program. We believe that our lead epilepsy product candidate, Epidiolex, has the potential to meet significant unmet needs in the treatment of orphan childhood epilepsy syndromes such as Dravet syndrome and Lennox-Gastaut syndrome.  With the new funds raised, we have the financial strength to accelerate this development program whilst retaining global commercial rights,” stated Justin Gover, GW’s Chief Executive Officer. “In addition to our orphan epilepsy program, as we move through 2014, we expect a significant amount of milestones, including Phase 3 cancer pain data for Sativex as well as important clinical progress across our robust pipeline of cannabinoid product candidates.”

Conference Call and Webcast Information

GW Pharmaceuticals will host a conference call and webcast to discuss the 2014 first quarter financial results today at 8:00 a.m. ET / 1:00 p.m. GMT. To participate in the conference call, please dial 877-407-8133 (toll free from the U.S. and Canada), or 0800-756-3429 (toll free from the UK) or 201-689-8040 (international). Investors may also access a live audio webcast of the call via the investor relations section of the Company’s website at http://www.gwpharm.com. A replay of the call will also be available through the GW website shortly after the call and will remain available for 30 days. Replay Numbers: (toll free):1-877-660-6853, (international):1-201-612-7415. For both dial-in numbers please use conference ID #13575391.

Enquiries:

GW Pharmaceuticals plc	(Today) + 44 20 7831 3113
Justin Gover, Chief Executive Officer	(Thereafter) + 44 1980 557000
Stephen Schultz, VP Investor Relations (U.S.)	917 280 2424 / 401 500 6570

FTI Consulting (Media Enquiries)
Ben Atwell / Simon Conway / John Dineen (UK)	+ 44 20 7831 3113
Robert Stanislaro (U.S.)	212 850 5657

Trout Group, LLC (U.S. investor relations)
Todd James / Chad Rubin	646 378 2900

Peel Hunt LLP (UK NOMAD)	+44 20 7418 8900
James Steel

Forward-looking statements

This news release contains forward-looking statements that reflect GWs current expectations regarding future events, including statements regarding financial performance, the timing of clinical trials, the relevance of GW products commercially available and in development, the clinical benefits of Sativex® and Epidiolex and the commercial potential of Sativex and Epidiolex. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex®, Epidiolex and other products by consumer and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

GW Pharmaceuticals plc

Condensed consolidated income statements

Condensed consolidated income statement for the three months ended 31 December 2013

		Three months ended		Three months ended		Three months ended
		31 December		31 December		31 December
	Notes	2013		2013		2012
		$000’s		£000’s		£000’s
Revenue	2	12,409		7,487		5,176
Cost of sales		(593)		(358)		(413)
Research and development expenditure	3	(15,169)		(9,153)		(6,399)
Management and administrative expenses		(2,506)		(1,511)		(800)

Operating loss		(5,859)		(3,535)		(2,436)
Interest income		51		31		46
Interest payable		(33)		(20)		—

Loss before tax		(5,841)		(3,524)		(2,390)
Tax	4	1,172		707		4,441

(Loss)/profit for the period		(4,669)		(2,817)		2,051

(Loss)/earnings per share
— basic	5	(2.6	)c	(1.6	)p	1.5	p
— diluted	5	(2.6	)c	(1.6	)p	1.5	p

All activities relate to continuing operations.

The Group has no recognised gains or losses other than the losses above and therefore no separate consolidated statement of comprehensive income has been presented.

GW Pharmaceuticals plc

Condensed consolidated statements of changes in equity

Three months ended 31 December 2013

	Called-up	Share
	share	premium	Other	Retained
	capital	account	reserves	earnings	Total
	£000’s	£000’s	£000’s	£000’s	£000’s
Balance at 1 October 2012	133	65,947	20,184	(65,032)	21,232
Share-based payment transactions	—	—	—	143	143
Profit for the period	—	—	—	2,051	2,051
Balance at 31 December 2012	133	65,947	20,184	(62,838)	23,426

Balance at 1 October 2013	178	84,005	20,184	(68,965)	35,402
Exercise of share options	—	299	—	—	299
Share-based payment transactions	—	—	—	241	241
Loss for the period	—	—	—	(2,817)	(2,817)
Balance at 31 December 2013	178	84,304	20,184	(71,541)	33,125

GW Pharmaceuticals plc

Condensed consolidated balance sheets

As at 31 December 2013

		As at 31 December	As at 31 December	As at 30 September
	Notes	2013	2013	2013
		$000’s	£000’s	£000’s
Non-current assets
Intangible assets — goodwill		8,634	5,210	5,210
Property, plant and equipment		10,002	6,035	5,476

		18,636	11,245	10,686

Current assets
Inventories	6	8,915	5,379	4,661
Deferred tax asset		1,163	702	895
Taxation recoverable		6,298	3,800	2,900
Trade receivables and other current assets		7,514	4,534	1,733
Cash and cash equivalents		58,447	35,266	38,069

		82,337	49,681	48,258

Total assets		100,973	60,926	58,944

Current liabilities
Trade and other payables		(17,664)	(10,658)	(9,440)
Obligations under finance leases	7	(174)	(105)	(100)
Deferred revenue		(6,740)	(4,067)	(3,181)

		(24,578)	(14,830)	(12,721)

Non-current liabilities
Trade and other payables		(4,143)	(2,500)	—
Obligations under finance leases	7	(3,113)	(1,878)	(1,905)
Deferred revenue		(14,241)	(8,593)	(8,916)

Total liabilities		(46,075)	(28,331)	(23,542)

Net assets		54,898	33,125	35,402

Equity
Share capital		295	178	178
Share premium account		139,717	84,304	84,005
Other reserves		33,451	20,184	20,184
Accumulated deficit		(118,565)	(71,541)	(68,965)

Total equity		54,898	33,125	35,402

GW Pharmaceuticals plc

Condensed consolidated cash flow statements

For the three months ended 31 December 2013

	Three months ended	Three months ended	Three months ended
	31 December	31 December	31 December
	2013	2013	2012
	$000’s	£000’s	£000’s
(Loss)/profit for the period	(4,669)	(2,817)	2,051
Adjustments for:
Interest income	(51)	(31)	(46)
Interest payable	33	20	—
Tax	(1,172)	(707)	(4,441)
Depreciation of property, plant and equipment	503	303	209
Net foreign exchange gains	(332)	(201)	(36)
Decrease in allowance for doubtful debts	—	—	(26)
Decrease in provision for inventories	(570)	(344)	—
Share-based payment charge	399	241	143

	(5,859)	(3,536)	(2,146)
Decrease/(increase) in inventories	(618)	(373)	(213)
Increase in trade receivables and other assets	(4,666)	(2,815)	(631)
Increase in trade and other payables and deferred revenue	7,092	4,279	1,461

Cash used by operations	(4,051)	(2,445)	(1,529)
Research and development tax credits received	—	—	—

Net cash outflow from operating activities	(4,051)	(2,445)	(1,529)

Investing activities
Interest received	74	45	46
Purchases of property, plant and equipment	(1,428)	(862)	(297)

Net cash outflow from investing activities	(1,354)	(817)	(251)

Financing activities
Proceeds on exercise of shares options	496	299	—
Interest paid	(33)	(20)	—
Capital element of finance leases	(35)	(21)	—

Net cash inflow from financing activities	428	258	—

Effect of foreign exchange rate changes	332	201	36

Net decrease in cash and cash equivalents	(4,645)	(2,803)	(1,744)

Cash and cash equivalents at beginning of the period	63,092	38,069	29,335

Cash and cash equivalents at end of the period	58,447	35,266	27,591